

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 14, 2009

<u>Via U.S. Mail and Fax</u>
Mr. Scott Cunningham
Chief Financial Officer
AdCare Health Systems, Inc.
5057 Troy Rd.
Springfield, OH   45502-9032

   RE: **AdCare Health Systems, Inc.**
     Form 10-K for the fiscal year ended December 31, 2008
     Filed March 31, 2009
     File No. 001-33135

Dear Mr. Cunningham:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director